Mail Stop 4561

August 25, 2006

Mr. Dennis Craven
Chief Financial Officer
Innkeepers USA Trust
340 Royal Poinciana Way
Suite 306
Palm Beach, FL 33480

      Re: **Innkeepers USA Trust**
           Form 10-K for the year ended December 31, 2005
           File No. 001-12201

Dear Mr. Craven:

     We have completed our review of the above referenced filing and have no further comments at this time.

               Sincerely,

               Steven Jacobs
               Branch Chief